August 17, 2007

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 26, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Filed April 27, 2007 and August 2, 2007

File No. 1-31240

Dear Ms. Davis:

I am writing to confirm Newmont’s schedule for responding to comments raised by the Securities and Exchange Commission (the “Staff”) in its letter to the Company dated August 10, 2007 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Form 10-Q.

As certain of the Staff’s comments, specifically the comments requesting amounts of drilling and stripping costs capitalized under specific circumstances, require management to obtain detailed accounting records and information from a number of mine site locations, we will likely not be able to respond to the Staff’s Comment Letter before Friday, September 7, 2007.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Controller and Chief Accounting Officer at (303) 837-5874.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball
Senior Vice President and
Chief Financial Officer

cc:	Kevin Stertzel
Jennifer Goeken